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                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                         Date: December 6, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (HTTP://WWW.SEC.GOV) and in Chase's Registration Statement on Form S-4 referred to below.

In connection with the proposed transaction, Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Chase and J.P. Morgan with the SEC, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the

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Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60
Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.

[The following e-mail message was sent to certain Chase employees.]


                                  [CHASE LOGO]

Office of the Secretary

Dear Colleagues:

The Special Meeting of Stockholders to approve the merger of Chase and J.P. Morgan will be held on December 22, 2000. If you have not already received your proxy materials, you will receive them shortly.

The merger requires the approval of a majority of the outstanding shares of common stock. This means that not voting on the merger has the same effect as voting against it.

Whether your Chase stock is held in a brokerage account or directly by you, including restricted shares, shares held under the Dividend Reinvestment Plan, the 401(k) Savings Plan or the Employee Stock Purchase Plan, please vote as soon as you receive your proxy material.

The instructions outlined on your proxy card make it very easy to vote quickly by telephone or the internet.

You may access the joint proxy statement-prospectus on line at chase.com.

If you have already voted, thank you.